Analysts International

ANNUAL REPORT 2006



CHARTING *a new course*

Forward-Looking Statements

Statements contained herein, which are not strictly historical fact, are forward-looking statements. Words such as "believes," "intends," "possible," "expects," "estimates," "anticipates," or "plans" and similar expressions are intended to identify forward-looking statements. Any forward-looking statements made herein are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements are based on the our current expectations for future demand for our products and services, and our beliefs with respect to the competition we face within our industry, as well as our revenues, earnings, results of operations and sales and such statements relate to, among other things, our growth strategies, cost-control methods, our working capital and cash requirements, our ability to meet the requirements of our credit agreement, and the realization of our deferred tax assets. The Company's actual results may vary materially from those projected due to certain risks and uncertainties such as the general state of the economy, volume of business activity, continued need for our services by current and prospective clients, client cancellations or re-bidding of work, the Company's ability to control and improve profit margins, including our ability to control operating and labor costs and hourly rates for our services, the availability and utilization of qualified technical personnel and other similar factors. For more information concerning risks and uncertainties related to the Company's business, refer to the Company's prior Annual Reports, 10-Ks, 10-Qs, other Securities and Exchange Commission filings and investor relations materials. You should not place undue reliance on these forward-looking statements, which speak only as of the date they were made. We undertake no obligation to revise or update publicly any forward-looking statements for any reason.

Financial Highlights

(Dollars in thousands, except per share amounts)	Year Ended December 30, 2006	Year Ended December 31, 2005
Revenue:		
Professional services provided directly	$261,489	$263,121
Professional services provided through subsuppliers	54,902	34,431
Product sales	30,596	24,746
Total revenue	346,987	322,298
Loss before income taxes	(1,019)	(17,649)
Net loss	(1,060)	(17,699)
Per share of common stock:		
Net loss *(basic and diluted)*	(.04)	(.72)
Shareholders' equity	2.26	2.29
Dividends declared	.00	.00
Average common and common equivalent shares outstanding *(in thousands)*	24,645	24,495
Number of technical consultants	2,277	2,449
Working capital	$ 28,841	$ 26,182
Current ratio	1.76	1.61

To Our Shareholders



Michael J. LaVelle
Chairman of the Board, Interim President and Chief Executive Officer

On February 15, 2007, I was named by the Board to assume the position of interim President and CEO following the resignation of Jeff Baker. I am a firm believer in the value of change and the opportunities that come with it. Analysts International is on the threshold of changes that we believe can have a major impact on our business and our performance. 2006 was a difficult year for Analysts International, and we are taking very deliberate steps to turn things around. This will not be an easy process, and indeed can be somewhat painful, but we are determined to make Analysts International a profitable enterprise once again.

After a thorough analysis of our existing business model, we have identified a series of business strategies that we intend to adopt to enable us to return to profitability and organic growth.

Results for the year ended December 30, 2006 were as follows: Revenue was $347 million compared to $322.3 million in fiscal 2005. The net loss for the year was $(1.1) million, or $(.04) per diluted share. This compares to a net loss of $(17.7) million in 2005, or $(.72) per diluted share. The results for fiscal 2005 included merger-related costs and other special charges totaling $14.9 million, or $.61 per diluted share. Excluding these charges, the company lost $(2.8) million or $(.11) per diluted share in fiscal 2005.

To help us plan and prepare for the changes we are making, in November we engaged Alliance Management, a Minneapolis-based national business consultancy. After a thorough analysis of our existing business model, we have identified a series of business strategies that we intend to adopt to enable us to return to profitability and organic growth. We believe that growing earnings will increase our options to enhance shareholder value. Of course we cannot guarantee the outcome of implementing these strategies, but the members of the Board, the executive management team, and I believe that the company is sound, with a firm position in the IT staffing business. We have committed people – our greatest asset. We have a base of Fortune 1000 clients and a management team that can carry out our revised business plan. Our management is focused on the many opportunities that we see on the horizon, and all of us are prepared to make the tough decisions that will enable us to fulfill our profit objectives.

Charting a New Course

Let me outline how we see our business and our plans to modify existing strategies to revitalize and return the company to profitability.

Fully two-thirds of our revenue comes from the IT staffing sector, a business that we know well and to which we are committed *(see chart A).* The overall sector is growing and is forecasted in 2007 to reach revenue of $20.1 billion as compared to last year's $18.7 billion *(see chart B).* Over the next three years, the IT services market is also projected to grow at a healthy clip *(see chart C).* This business is changing, and the environment has become more competitive because client companies now view some skill sets such as generic programming as a commodity, pricing them accordingly and creating margin pressure. These skills increasingly are most likely to be outsourced,

CHART A


Analysts International Revenue
(by percentage)
Solutions 24%
Subsupplier 8%
Staffing 68%


U.S. IT Staffing Revenue
2003-08 (In Billions)
$ 25
20
15
10
5
0
2003
2004
2005
2006
2007
2008
SOURCE: Staffing Industry Analysts, February 28, 2007
U.S. IT Services Revenue
2003-09 (In Millions)
$ 350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
2003
2004
2005
2006
2007
2008
2009
SOURCE: Forecast: IT Services, Worldwide, 2003-2009
Gartner, (September 2005).

CHART B

CHART C

Helping to Protect the Citizens of Wyoming



Wyoming's public safety and justice community is charged with prosecuting crimes, safeguarding officers, protecting communities, and saving lives. Their success hinges, in part, upon the timely delivery of accurate crime data to public safety officials. In the past, legacy processes as well as proprietary systems and databases impeded information sharing among the different jurisdiction levels and law enforcement departments.

With federal funding to expire in 120 days, Wyoming required a solutions partner capable of delivering a cost-effective and rapidly deployable technology platform to efficiently integrate Wyoming's many databases. Analysts International, a Microsoft Gold Partner, used Microsoft's software technology to deploy a solution integrating ten different data sources and supporting 500 concurrent users – on time and on budget.

"We have an operational system cutting across ten different State of Wyoming data sources, giving our users powerful information to better do their jobs and protect Wyoming citizens," said Jim Wilson, Deputy Director of the Office of the Attorney General. "All of that in 120 days... that's amazing teamwork."

offshored or replaced with automation. Meanwhile, there is growing need for the higher skilled resources such as system architects, business analysts and project managers with subject matter expertise in vertical markets.

There are several other emerging trends impacting the IT staffing business, creating substantial opportunities and, at the same time, making it more challenging. These include:

- Shortage of workers due to the retirement of many "baby boomers"
- The need to update and modernize legacy systems
- A strong economy with robust job creation
- The paring down of vendors to a short preferred list
- Global sourcing
- The shift of decision-making from human resources to procurement

To address these changes in the markets we serve and to position ourselves to take advantage of the significant opportunities for growth, we are implementing the following strategies:

Delineate and Establish Accountability within Each Line of Service

Our new strategy involves dividing our business into three service lines: IT Staffing, Professional Services, and IT Solutions. Each line of service will be required to meet demanding targets for revenue and margin, support its own SG&A, and assure the maximum productivity of its business.

Focus on building our Professional Services Business

We intend to migrate our staffing business to the more highly skilled placements, which have both greater demand and higher margins. This will require an enhanced skill set on the part of our employees and a different emphasis in terms of our relationship with the IT workforce. It also means that we will focus more on customized staffing, providing customers with staffing solutions that are directly responsive to their needs.

This "flight to quality" does not mean that we are abandoning our more typical IT business as we believe that there is and will continue to be a market for these services. However, the metrics needed to succeed in this business will require greater dedication to margin improvement.

Margin Improvement

Although to an extent margin is driven by clients, we have an ability to improve margins by running our business better. Our efforts are focused in three areas:

- Improving the pricing practices in our core staffing business by aligning compensation plans around gross margin;
- Better managing the mix between low and high margin staffing business and developing high margin, highly skilled talent communities; and
- Tightly managing our utilization in both the staffing and solutions businesses.

We intend to migrate our staffing business to the more highly skilled placements, which have both greater demand and higher margins. This means that we will focus more on customized staffing, providing customers with staffing solutions that are directly responsive to their needs.

A Strategy for Improving the Health of Healthcare Staffing



To improve the delivery and reduce the costs of IT services, a leading provider of specialty healthcare services implemented an IT talent staffing strategy that blends temporary and permanent hiring. Implementing this strategy required the use of temporary IT talent for short term IT projects while searching for and placing permanent IT workers in strategic IT positions. In addition, it required offering talented temporary workers opportunities for full time, permanent positions.

This healthcare provider turned to Analysts International to help them implement their IT talent strategy successfully. Analysts International offered a suite of staffing services such as on-demand staffing to backfill vacated positions and quickly staff short term IT projects, "try and buy" programs to evaluate talent prior to hiring full time, and permanent placement talent search for key talent needed in the IT organization.

With Analysts International, this healthcare provider obtained talent necessary to make their IT workforce both effective and efficient. In today's world, managing human capital effectively is the fulcrum by which companies measure their success and performance. Using its technology and experience, Analysts International can assist companies to get greater value from their people.

The "Right" Solutions

Analysts International's reputation as a company that provides solutions has grown significantly over the last few years because of our ability to identify and implement systems integration solutions across a broad band of applications. From infrastructure to storage and from IP communications to IT managed services, our people apply their unique skills and expertise to assist organizations in solving pressing technological problems, allowing them to concentrate on their core business. The solutions are often a combination of software, made available through our partnerships with major companies like Microsoft, and hardware to bridge the gaps in information sharing. Other partners, like Cisco, allow us to offer technological products that enable clients to achieve greater value for their IT investments.

Since 1995, our Lawson practice has assisted over 500 clients as a fully integrated business partner of Lawson Software. We provide a full suite of services allowing clients to customize their technical and functional applications.

In the past few years, Analysts International has invested in both people and infrastructure to upgrade the quality of our solutions offerings. Building upon this will now become a major part of our growth.

Enhancing Our Solutions Business

The solutions services business has a concentration of resources that we believe should enable it to grow at a rapid pace. Higher margins are attainable because so much of the work is customized. Our focus will be to expand this business and grow it through better allocation of both human and technical resources.

Focus on Productivity Improvements and Cost Containment

An analysis of our business reveals numerous areas throughout the company that provide opportunities for cost reduction and greater productivity. Within any large organization productivity requires tight controls. After a thorough review, we have identified specific areas that we can address to enhance our productivity. Likewise, we have begun implementing a series of cost controls which, over time, should impact our bottom line. Our objective is to wring out the excess costs in our operations without starving our ability to invest for the long term.

The strategies we have discussed above will make our organization stronger, enabling us to be more competitive and profitable. These steps are being implemented even as this is being written and, because they are building on existing efficiencies, can demonstrate meaningful returns.

Above all, we are focused on our people, and our efforts will also focus on retaining the best people by rewarding them for their performance and giving them pride in their work. After all, it is people who make Analysts International who we are and in turn are the engine that will transform us into what we can become.

Analysts International's reputation as a company that provides solutions has grown significantly over the last few years because of our ability to identify and implement systems integration solutions across a broad band of applications.



Bringing Greater Efficiency to State Government

A state economic development agency had three sites with disparate data and obsolete telephone networking equipment. In order to improve overall efficiencies, the agency set two objectives: first, to upgrade their equipment and second, to implement a common technology platform that would work for all of their locations, reduce their total network operating costs, and offer value-added capabilities like unified messaging consolidating email, voicemail, and fax communications.

Analysts International, using Cisco's IP Telephony solution, designed and installed a single network to handle all of the agency's voice, data, and video conferencing communications. This also offered improved network availability while reducing network operating costs. The relationship with Cisco Systems, Inc., like all of Analysts International's relationships, demonstrates the company's "best of breed" performance quality.

I would like to thank you, our shareholders, for your patience and ask that you give us the opportunity to demonstrate that we can repair and grow this company over the next few quarters and beyond. I am confident that we are up to the task and will be able to deliver positive performance and results.

I would like to thank our Board for their continuing support and assistance as we shift our strategies and become profitable. I welcome Brigid Bonner, Senior Vice President Strategy and Planning for Specialized Health Solutions at United Health Group, to our Board. Since joining us in April 2006, she has made significant contributions and we look forward to working closely with her. Frederick W. Lang and Edward M. Mahoney retired from the Board this past May, and I thank them for their many years of commitment and service.

To all of our people who make up the Analysts International family – board members, shareholders, employees and customers – I express appreciation for your continuing support.

Sincerely,

Michael J. LaVelle
Chairman

April 13, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations

Introduction and Overview of 2006 Events

Headquartered in Minneapolis, Minnesota, Analysts International is a diversified IT services company. In business since 1966, we have sales and customer support offices in the United States and Canada.

We offer our clients a full range of information technology consulting, software development and other services, including offerings sometimes referred to in the industry as "solutions" or "projects". Service offerings are divided into four categories: Staffing Services, providing IT supplemental staffing and managed team services; Technology Integration, specializing in the delivery, integration and implementation of applications and hardware; Outsourcing, delivering local, national and global capabilities for organizational streamlining and cost reduction; and Advisory Services, providing methodologies and processes for implementing technology and managing human capital.

Early in 2006, we experienced a significant decline in the number of billable technical staff. A decline in headcount during the early part of the fiscal year is typical in our business as a high number of purchase orders expire during this time. Although we made some progress during 2006 in regaining a portion of this lost headcount, by the end of the year we had not returned to beginning of year levels. Also in early 2006, we completed our transition of a large group of subsuppliers to bill through us to IBM. This transition had begun in late 2005. As a result of transitioning this large group of subsuppliers, our subsupplier revenue grew 59% from 2005 to 2006. Finally, during 2006, we continued to experience significant growth in our partnership with Cisco. This partnership is centered around Cisco IP Communications products, and was the primary reason our product sales grew by 24% from 2005 to 2006.

By the end of 2006, we had experienced a decline in billable headcount from 2005 and were operating at slightly below breakeven as a company. We believe that by continuing to focus on our performance improvement initiatives we can return to profitability.

Market Conditions and Economics of Our Business

Market conditions in the IT services industry continue to present challenges for us. We were successful in growing our business during 2006 by expanding our relationship as a reseller of IT products, and expanding our use of subsupplier firms to help serve our clients. We continue to experience intense competition in hiring billable technical personnel and intense pricing pressures from our largest clients. During 2006, as a result of these pressures, our direct services revenue declined slightly from 2005 levels. Average bill rates, however, increased slightly, and our average hourly margins on direct billing also increased. The impact of intense market pressures on our 2006 results was more pronounced due to an increase in the percentage of our services provided to IBM and other large national clients where rate pressures are typically more noticeable. The larger volume associated with these contracts may not offset the lower rates we charge in order to win additional business. We expect that many larger companies will continue, for the foreseeable future, to request low cost offerings for IT Staffing Services through a variety of means including e-procurement systems, competitive bidding processes, the granting of various types of discounts, use of offshore resources and other lower cost offerings. Overall, we expect these market conditions in the area of IT Staffing Services to continue for the foreseeable future, although we expect that demand for these services will increase modestly.

Along with our ability to respond to customer requests for lower pricing, our ability to quickly identify, attract and retain qualified technical personnel at competitive pay rates will affect our results of operations and our ability to grow in the future. Competition for the technical personnel needed to deliver the services has intensified during 2006. If we are unable to hire the talent required by our clients in a timely, cost-effective manner, it will affect our ability to grow our business.

Employee benefit and other employee-related costs is an additional factor bearing on our ability to hire qualified personnel and control overall labor costs. In an effort to manage our benefits costs, we have regularly implemented changes to our benefits plans. While we believe the changes we implemented will be effective in reducing the costs of those plans, the effectiveness of these changes may vary due to factors such as rising medical costs, the amount of medical services used by our employees and similar factors. Also, as we make changes to benefit plans to control costs, the risk that it will be more difficult to retain current consultants or to attract and retain new resources increases.

Our ability to continue to respond to our client needs in a cost-controlled environment is a key factor to our future success. We have continued to streamline our operations by consolidating offices, reducing administrative and management personnel and continuing to review our company structure for more efficient methods of operating our business and delivering our services. We may not be able to continue to reduce costs without affecting our ability to deliver timely services to our clients and therefore may choose to forego particular cost reductions if we believe it would be prudent to do so for our future success.

Our ability to respond to the conditions outlined above will bear directly on our performance because IT Staffing Services continues to represent the majority of our total revenue. Although we believe we can continue to grow this business, there can be no assurance as to when, or if, we will experience sustained revenue growth.

Strategy

We continue to pursue IT Staffing Services in Fortune 500 and small and medium-sized businesses. However, because of the market conditions in IT Staffing Services we continue to focus on the following key objectives: i) implementing a consultant centric/talent community model, which will transform us into a workforce deployment and human capital management organization; ii) continuously improve key business processes to better align our business with the market needs and allow us to more efficiently drive growth; and iii) building a focused set of services and solutions around high-demand, emerging technologies. We believe these objectives present opportunities to grow our business and to provide the scale we believe necessary for success in the staffing business in the long term.

In our Technology Integration and Outsourcing Services groups we continue to pursue clients of all sizes, but primarily focus on small and medium-sized businesses. We also continue to pursue business opportunities with technology and product partners such as Cisco, Microsoft and EMC. Partnering with vendors like these is an important factor in achieving growth in revenue and profit. In the third quarter of 2005, we introduced a more focused approach for pursuing Technology Integration and Outsourcing services offerings. We identified four major practice areas which are aligned with leading edge technologies:

- IP Communications which includes Wireless, IP Telecommunications, Call Center and Security Services
- Storage Solutions which includes storage product support and VMware services
- Lawson Services which includes integration, customization, and administration of Lawson Software applications
- IT Outsourcing which includes Application Outsourcing, Help Desk, Hosting, and Field Engineering services

In addition, state and local government is a key vertical market for the Company. In this vertical market, we are providing a broad array of services including criminal justice information systems and mobile and wireless solutions.

Other Factors

Terms and conditions standard to computer consulting services contracts also present a risk to our business. In general, our clients can cancel or reduce their contracts on short notice. Loss of a significant client relationship or a significant portion thereof or a significant number of smaller contracts could have a material adverse effect on our business.

Compliance with the Sarbanes-Oxley Act under Section 404 of the Act has created substantial cost to us and strained our internal resources. We incurred significant costs throughout 2006, and we expect to continue to incur such costs in future years for maintaining compliance. An inability to control these costs, a failure to comply with the Sarbanes-Oxley Act, or a failure to adequately remediate control deficiencies as they are identified could have a material adverse effect on our business.

We believe our working capital will be sufficient for the foreseeable needs of our business. Significant rapid growth in our business, a major acquisition or a significant lengthening of payment terms with major clients, could create a need for additional working capital. An inability to obtain additional working capital, should it be required, could have a material adverse effect on our business. We expect to be able to comply with the requirements of our credit agreement; however, failure to do so could affect our ability to obtain necessary working capital and have a material adverse effect on our business.

Overview of Results of 2006 Operations

Total revenue for the year ended December 30, 2006 (fiscal year 2006) was $347.0 million, up from $322.3 million in the year ended December 31, 2005 (fiscal year 2005). The increase in revenue included a (.6)% decline in revenue from services we supply directly to customers and a 59.5% increase in revenue from services we provide to our clients through subsuppliers. We also saw a 23.6% increase in product sales. The increase in product sales is attributable primarily to the growth in our IP Communications (Voice over Internet Protocol or "IP Telephony") business where we are a reseller of Cisco and other products. In 2006, direct services represented 75.4% of our revenues, compared to 81.6% in 2005. Our overall gross margin on total revenue declined from 18.5% in 2005 to 17.1% in 2006, and our gross margin on direct services revenue decreased from 21.2% in 2005 to 20.6% in 2006.

Net loss for fiscal 2006 was $(1.1) million compared with last year's net loss of $(17.7) million. The loss in fiscal 2005 included special charges for restructuring costs of $3.9 million, unsuccessful merger costs of $2.1 million, goodwill impairment of $7.1 million, and an asset write-off of $1.8 million all totaling $14.9 million.

On a diluted per share basis, net loss for the year ended December 30, 2006 was ($.04) per share, compared with a net loss of $(.72) per share last year.

At year end, our balance sheet reflected $28.8 million of working capital and a balance of $2.7 million on our working capital line of credit. This compares to working capital of $26.2 million and a balance of $5.0 million on our working capital line of credit at the beginning of the year.

Critical Accounting Estimates

The discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions. We believe the estimates described below are the most sensitive estimates made by management in the preparation of the financial statements.

Estimates of Future Operating Results

The realization of certain assets recorded in our balance sheet is dependent upon our ability to achieve and maintain profitability. In evaluating the recorded value of our intangible assets, goodwill, and deferred tax assets for indication of impairment, we are required to make critical accounting estimates regarding the future operating results of the Company. These estimates are based on management's current expectations but involve risks, uncertainties and other factors that could cause actual results to differ materially from these estimates.

To evaluate our indefinite-lived intangible assets and goodwill for impairment, we rely heavily on the discounted cash flow method to assess the value of the associated reporting units. The discounted cash flow valuation technique requires us to project operating results and the related cash flows over a ten-year period. These projections involve risks, uncertainties and other factors and are by their nature subjective. If actual results were substantially below projected results, an impairment of the recorded value of our goodwill and indefinite-lived intangible assets could result. Please refer to Note J to the consolidated financial statements for a discussion of the 2005 write off of the goodwill associated with our non-infrastructure solutions business.

To assess the recorded value of our deferred tax assets for possible impairment, we must predict the likelihood of future taxable income generation. Realization of the net deferred tax assets of $2.6 million (deferred tax asset of $15.4 million net of a valuation allowance of $12.8 million) requires the generation of at least $6.8 million of future taxable income prior to the expiration of the federal net operating loss carry forward benefits. The federal net operating loss (NOL) carry forward benefits of $857,000, $62,000, $3,554,000 and $1,239,000 expire in 2023, 2024, 2025, and 2026, respectively. If the Company does not generate sufficient future taxable income, an impairment of the recorded assets could result.

Allowance for Doubtful Accounts
In each accounting period we determine an amount to set aside to cover potentially uncollectible accounts. We base our determination on an evaluation of accounts receivable for risk associated with a client's ability to make contractually required payments. These determinations require considerable judgment in assessing the ultimate potential for collection of these receivables and include reviewing the financial stability of the client, the clients' willingness to pay and current market conditions. If our evaluation of a client's ability to pay is incorrect, we may incur future charges.

Accrual of Unreported Medical Claims
In each accounting period we estimate an amount to accrue for medical costs incurred but not yet reported (IBNR) under our self-funded employee medical insurance plans. We base our determination on an evaluation of past rates of claim payouts and trends in the amount of payouts. This determination requires significant judgment and assumes past patterns are representative of future payment patterns and that we have identified any trends in our claim experience. A significant shift in usage and payment patterns within our medical plans could necessitate significant adjustments to these accruals in future accounting periods.

Critical Accounting Policies

Critical accounting policies are defined as those that involve significant judgments and uncertainties or affect significant line items within our financial statements and potentially result in materially different outcomes under different assumptions and conditions. Application of these policies is particularly important to the portrayal of our financial condition and results of operations. We believe the accounting policies described below meet these characteristics.

Revenue Recognition
We recognize revenue for our staffing business and the majority of our solutions business as services are performed or products are delivered. Certain of our outsourcing and help desk engagements provide for a specific level of service each month for which we bill a standard monthly fee. Revenue for these engagements is recognized in monthly installments over the period of the contract. In some such contracts, we invoice in advance for two or more months of service. When we do this, the revenue is deferred and recognized over the term of the contractual agreement.

We occasionally enter into fixed price engagements. When we enter into such engagements, revenue is recognized over the life of the contract based on time and materials input to date and estimated time and materials to complete the project. This method of revenue recognition relies on accurate estimates of the cost, scope and duration of the engagement. If the Company does not accurately estimate the resources required or the scope of the work to be performed, future revenues may be negatively affected or losses on contracts may need to be recognized. All future anticipated losses are recognized in the period they are identified.

Subsupplier Revenue
In certain client situations, where the nature of the engagement requires it, we utilize the services of other companies in our industry. If these services are provided under an arrangement whereby we agree to retain only a fixed portion of the amount billed to the client to cover our management and administrative costs, we classify the amount billed to the client as subsupplier revenue. These revenues, however, are recorded on a gross versus net basis because we retain credit risk and are the primary obligor for rendering services to our client. All revenue derived from services provided by our employees or other independent contractors who work directly for us are recorded as direct revenue.

Goodwill and Other Intangible Impairment
In accordance with Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets," the Company is required to evaluate its goodwill and indefinite-lived intangible assets for impairment at least annually and whenever events or changes in circumstances indicate that the assets might be impaired. The Company currently performs the annual test as of the last day of its monthly accounting period for August. This evaluation relies on assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. If these estimates or related assumptions change, we may be required to recognize impairment charges.

Effective January 1, 2002 we ceased amortization of indefinite-lived intangible assets including goodwill. Intangible assets with definite useful lives will continue to be amortized over their useful lives and reviewed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

We performed our annual impairment evaluation at September 2, 2006 and found no indication of impairment of the goodwill.

In 2005, we found indications of impairment resulting in an impairment charge of $7.1 million. This impairment of value is the result of gradual erosion in the operating results of this operating unit. The primary service provided within this operating unit is application development services, including the web development services acquired as part of the SequoiaNET.com, Inc. acquisition in 2000. In recent years, the demand for these services in the marketplace has declined steadily, and our results in this area have declined along with the market generally. Please see Note J to the consolidated financial statements for further discussion.

Deferred Taxes

We account for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," which requires that deferred tax assets and liabilities be recognized for the effect of temporary differences between reported income and income considered taxable by the taxing authorities. SFAS No. 109 also requires the resulting deferred tax assets to be reduced by a valuation allowance if some portion or all of the deferred tax assets are not expected to be realized. Based upon prior taxable income and estimates of future taxable income, we expect our deferred tax assets, net of the established valuation allowance, will be fully realized in the future.

During 2006 we recorded only $41,000 of income tax expense related to subsidiaries where profitability was achieved and state taxes were paid. We recorded no income tax benefit associated with our net loss because the benefit created by our operating loss has been negated by the establishment of additional reserves against our deferred assets. If actual future taxable income is less than we anticipate from our estimates, we may be required to record an additional valuation allowance against our deferred tax assets resulting in additional income tax expense, which will be recorded in our consolidated statement of operations. If, however, we successfully return to profitability to a point where future realization of deferred tax assets which are currently reserved becomes "more likely than not," we may be required to reverse the existing valuation allowances resulting in an income tax benefit.

Restructuring and Other Severance Related Costs

During 2005, we recorded restructuring and other severance charges of $3.9 million. Of these charges, $1.6 million related to workforce reductions and $2.3 million related to lease obligations and abandonment costs (net of sub-lease income) in locations where we have chosen to downsize or exit completely.

Factors such as our ability to enter into subleases, the creditworthiness of sub lessees, and the ability to negotiate early termination agreements with lessors could materially affect the real estate reserve for each restructure. While we believe our current estimates regarding lease obligations are adequate, our inability to sublet the remaining space, negotiate early termination agreements or obtain payments from sub lessees could necessitate significant adjustments to these estimates in the future.

Sales Taxes

We account for our sales tax and any other taxes that are collected from our customers and remitted to governmental authorities on a net basis. The assessment, collection and payment of these taxes are not reflected on our income statement.

Income Taxes

We and our subsidiaries file a consolidated income tax return in the US federal jurisdiction. We also file consolidated or separate company income tax returns in most states, Canada federal, Ontario province, and, the United Kingdom. As of December 30, 2006, there are no Federal, state, or foreign income tax audits in progress. We are no longer subject to US federal audits for years before 2003, and with a few exceptions, the same applies to our status relative to state and local audits.

We will adopt the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, on December 31, 2006. Our initial study for the future implementation of Interpretation No. 48 concludes that all of our positions will more likely than not be sustained if challenged, therefore, it is not necessary for us to recognize any changes to future tax benefits or liabilities. We are continuing to evaluate the effect that the adoption of FIN 48 will have on our consolidated results of operations and financial condition.

Results of Operations, Year Ended December 30, 2006 vs. Year Ended December 31, 2005

The following table illustrates the relationship between revenue and expense categories and provides a count of employees and technical consultants for fiscal year 2006 versus fiscal year 2005. The tables provide guidance in our explanation of our operations and results.

	Year Ended December 30, 2006		Year Ended December 31, 2005		Increase (Decrease)		
(Dollars in thousands)	Amount	% of Revenue	Amount	% of Revenue	Amount	% Inc (Dec)	As % of Revenue
Revenue:							
Professional services provided directly	$261,489	75.4%	$263,121	81.6%	$(1,632)	(0.6)%	(6.2)%
Professional services provided through subsuppliers	54,902	15.8	34,431	10.7	20,471	59.5	5.1
Product sales	30,596	8.8	24,746	7.7	5,850	23.6	1.1
Total revenue	346,987	100.0	322,298	100.0	24,689	7.7	0.0
Salaries, contracted services and direct charges	260,619	75.1	240,100	74.5	20,519	8.5	0.6
Cost of product sales	27,149	7.8	22,550	7.0	4,599	20.4	0.8
Selling, administrative and other operating costs	58,847	17.0	61,053	18.9	(2,206)	(3.6)	(1.9)
Amortization of intangible assets	1,053	0.3	982	0.3	71	7.2	0.0
Restructuring costs and other severance related costs	(51)	0.0	3,914	1.2	(3,965)	(101.3)	(1.2)
Loss on asset disposal	—	0.0	1,825	0.6	(1,825)	(100.0)	(0.6)
Goodwill impairment	—	0.0	7,050	2.2	(7,050)	(100.0)	(2.2)
Expenses related to attempted merger	(327)	(0.1)	2,129	0.7	(2,456)	(115.4)	(0.8)
Non-operating income	(20)	0.0	(50)	0.0	(30)	(60.0)	0.0
Interest expense	736	0.2	394	0.1	342	86.8	0.1
Loss before taxes	(1,019)	(0.3)	(17,649)	(5.5)	16,630	(94.2)	5.2
Income taxes	41	0.0	50	—	(9)	(18.0)	0.0
Net loss	$(1,060)	(0.3)%	$(17,699)	(5.5)%	$16,639	(94.0)%	5.2%
Personnel:							
Management and Administrative	403		400		3	.8%	
Technical Consultants	2,277		2,449		(172)	(7.0)%	

Revenue

Services revenue provided directly by Analysts' employees during the year ended December 30, 2006 decreased (.6%) from the comparable period a year ago while revenue from subsuppliers and product sales increased 59.5% and 23.6%, respectively during the same period. Early in 2006, we experienced a significant decline in the number of billable technical staff due to a high number of purchase order expirations. This is typical for our business. Although we made some progress during 2006 on improving average bill rates and regaining some of the headcount we lost early in the year, by the end of 2006 we had not returned to our beginning headcount numbers, and we had not managed to return our direct services revenue to 2005 levels. While demand for our services remains constant, competition is intense. There can be no assurance direct service revenue will grow in 2007.

A higher percentage of our total revenue came from subsuppliers during fiscal year 2006 as compared to fiscal year 2005. Our subsupplier revenue is mainly pass-through revenue with associated fees for management and administration providing minimal profit. While demand for IT services increased slightly during 2006, we experienced a change in the mix of our business with a greater percentage of our revenue coming from national accounts where we rely more heavily on our subsuppliers to deliver services. In October 2006, we began providing managed services to a significant new client. As a result of this new relationship, we expect subsupplier revenue to grow in 2007.

Product sales increased over fiscal year 2005. The increase in product sales was due largely to our IP Communications services where we resell a significant amount of Cisco IP telephony products. We expect product revenue to continue to increase in 2007, both in terms of total dollars and as a percentage of revenue.

Salaries, Contracted Services and Direct Charges
Salaries, contracted services and direct charges primarily represent our payroll and benefit costs associated with billable consultants. These expenses increased slightly as a percentage of total revenue in 2006; as a percent of service revenue these costs increased from 80.7% in fiscal year 2005 to 82.4% in fiscal year 2006. The increase in these costs associated with direct revenue increased from 78.8% in fiscal year 2005 to 79.4% in fiscal year 2006. This decrease in 2006 direct service margins was driven by our mix of business which includes a higher concentration of national account and subsupplier business where margins are lower than our other direct business. We continuously attempt to control the factors which affect this category of expense; however, there can be no assurance we will be able to maintain or improve this level.

Cost of Product Sales
Cost of product sales represents our cost where we act as a reseller of hardware and software products. These costs, as a percentage of product sales, decreased from 91.1% in 2005 to 88.7% in 2006. This decrease is due mainly to increased product sales in emerging technologies such as our IP Communications product and services offering where our margins are higher and we enjoy greater discounts from vendors with higher sales volume and promotional programs. While we were able to achieve improved margins for this business in 2006, vendor pricing and promotional programs change regularly, and there can be no assurance this level of margins can be maintained on our product revenue.

Selling, Administrative and Other Operating Costs
Selling, administrative and other operating (SG&A) costs include management and administrative salaries, commissions paid to sales representatives and recruiters, location costs, and other administrative costs. This category of costs represented 17.0% of total revenue for 2006, down from 18.9% in 2005. The decline in these costs is reflective of the cost reduction measures implemented in October 2005 as part of our restructuring efforts. We are committed to continuing to manage this category of expense to the right level for the Company; however, there can be no assurance this category of cost will not increase as a percentage of revenue.

Amortization of Intangible Assets
Amortization of intangible assets increased during 2006 as a result of recognizing a full year of amortization related to our acquisitions of WireSpeed in January 2005 and Redwood in April 2005.

Restructuring Costs and Other Severance Related Costs
We recorded restructuring and severance related costs of $3.9 million during 2005. Of this amount, $1.6 million related to workforce reductions and severance. The remaining $2.3 million related to lease obligations and abandonment costs (net of sub-lease income) for locations where we have chosen to downsize or exit completely. During the year ended December 30, 2006 we recorded a credit of $51,000 as a change in estimate.

Loss on Asset Disposal
During the third quarter of 2005, we recorded a loss on asset disposal of $1.8 million with respect to software development costs. Since 2002 we had been investing in the customization of this software, but the software had become increasingly difficult to customize, leading to our decision to terminate our development contract with the owner of the software and write off our investment in the software.

Goodwill Impairment
In accordance with the provisions of SFAS No. 142, we performed our annual test of goodwill during the third quarter of 2006 and found no indications of impairment. Our testing in 2005 found an indication of impairment with our non-infrastructure solutions reporting unit. Accordingly, we completed the impairment testing during the third quarter of 2005 and recognized an impairment charge of $7.1 million.

Expenses Related to Attempted Merger
During 2005, we accrued $2.1 million of costs relating to the attempted merger with Computer Horizons Corp. These costs consisted primarily of amounts paid or accrued for legal, accounting, investment banking, proxy solicitation, consulting, travel and other costs. Included in this accrual was $327,000 for a contingency reserve related to various matters surrounding the merger. During 2006, we determined this contingency reserve was no longer required and the accrual was reversed.

Non-Operating Income
Non-operating income, consisting primarily of interest income, decreased during fiscal year 2006 compared to fiscal year 2005.

Interest Expense
Interest expense during fiscal year 2006 increased compared to fiscal year 2005 due to an increase in average borrowings under the line of credit and an increase in interest rates.

Income Taxes

During 2006 we recorded $41,000 of income tax expense related to subsidiaries where profitability was achieved and state taxes were due. We recorded no income tax benefit associated with our net loss because the benefit created by our operating loss has been negated by the establishment of additional reserves against our deferred assets. If actual future taxable income is less than we anticipate, we may be required to record an additional valuation allowance against our deferred tax assets resulting in additional income tax expense, which will be recorded in our consolidated statement of operations. If, however, we successfully return to profitability to a point where future realization of deferred tax assets which are currently reserved, becomes "more likely than not," we may be required to reverse the existing valuation allowances resulting in an income tax benefit.

Personnel

Our technical consulting staff levels finished the year down by approximately 172 consultants from where we started the year. This number excludes headcount of our subsuppliers and headcount from Medical Concepts Staffing, our medical staffing business, which accounts for an immaterial amount of our revenue.

Results of Operations, Year Ended December 31, 2005 vs. Year Ended January 1, 2005

The following table illustrates the relationship between revenue and expense categories and provides a count of employees and technical consultants for fiscal year 2005 versus fiscal year 2004. The tables provide guidance in our explanation of our operations and results.

	Year Ended December 31, 2005		Year Ended January 1, 2005		Increase (Decrease)		
(Dollars in thousands)	Amount	% of Revenue	Amount	% of Revenue	Amount	% Inc (Dec)	As % of Revenue
Revenue:							
Professional services provided directly	$263,121	81.6%	$269,610	78.9%	$ (6,489)	(2.4)%	2.7%
Professional services provided through subsuppliers	34,431	10.7	55,806	16.3	(21,375)	(38.3)	(5.6)
Product sales	24,746	7.7	16,196	4.8	8,550	52.8	2.9
Total revenue	322,298	100.0	341,612	100.0	(19,314)	(5.7)	0.0
Salaries, contracted services and direct charges	240,100	74.5	261,005	76.4	(20,905)	(8.0)	(1.9)
Cost of product sales	22,550	7.0	14,964	4.4	7,586	50.7	2.6
Selling, administrative and other operating costs	61,053	18.9	61,015	17.9	38	0.1	1.0
Amortization of intangible assets	982	0.3	774	0.2	208	26.9	0.1
Restructuring costs and other severance related costs	3,914	1.2	—	—	3,914	100.0	1.1
Loss on asset disposal	1,825	0.6	—	—	1,825	100.0	0.6
Goodwill impairment	7,050	2.2	—	—	7,050	100.0	2.2
Expenses related to attempted merger	2,129	0.7	—	—	2,129	100.0	0.6
Non-operating income	(50)	0.0	(39)	(0.0)	11	28.2	0.0
Interest expense	394	0.1	41	0.0	353	861.0	0.1
Net (loss) income before taxes	(17,649)	(5.5)	3,852	1.1	(21,501)	(558.2)	(6.6)
Income taxes	50	—	—	—	50	100.0	0.0
Net (loss) income	$ (17,699)	(5.5)%	$ 3,852	1.1%	$ (21,551)	(559.5)%	(6.6)%
Personnel:							
Management and Administrative	400		430		(30)	(7.0)%	
Technical Consultants	2,449		2,448		1	0.0%	

Revenue
Services revenue provided directly by Analysts' employees during the year ended December 31, 2005 decreased 2.4% from the comparable period a year ago while revenue from product sales increased 52.8% during the same period primarily as a result of our partnership with Cisco and our growing IP Communications practice. A decrease in the number of billable technical staff occurred early in 2005 due to a predominant supplier initiative at IBM and a high number of purchase order expirations during December of 2004 and January of 2005, which is typical for our business. In July, we were awarded a core supplier contract with IBM, and made significant progress toward replacing our earlier losses. By the end of the year, although direct revenue was off for the year, we had replaced all of the billable staff we had lost earlier in the year.

A higher percentage of our total revenue came from direct billings during fiscal year 2005 as compared to fiscal year 2004. The increase in direct revenue as a percentage of total revenue was due to the decrease in subsupplier revenue from Bank of America. Late in 2005, we began to deliver an increased amount of revenue to IBM using subsuppliers, and opportunities for our managed services group were expanding.

Our number of technical consultants remained relatively constant from January 1, 2005 to year end. Hourly rates, however, decreased slightly during 2005 as compared to 2004. This decline in hourly rates and lower utilization rates in our solutions businesses caused our direct revenue to decline. While demand for IT services remained relatively constant during 2005, we experienced a shift in the mix of our business with a greater percentage of our revenue coming from large national accounts where bill rates are generally lower. Product sales increased from fiscal year 2004. The increase in product sales was due largely to our IP Communications services where we resell a significant amount of Cisco IP telephony products. This increase was the result of our acquisition of WireSpeed in January 2005 and continued growth in this particular market.

Salaries, Contracted Services and Direct Charges
Salaries, contracted services and direct charges primarily represent our payroll and benefit costs associated with billable consultants. These expenses decreased slightly as a percentage of total revenue in 2005; however, as a percent of service revenue these costs increased from 80.2% in fiscal year 2004 to 80.7% in fiscal year 2005 despite the shift away from subsupplier revenue. The increase in these costs associated with direct revenue increased from 77.0% in fiscal year 2004 to 78.8% in fiscal year 2005. This decrease in margins was driven primarily by higher concentrations in larger national accounts where margin pressures are greater, and lower utilization rates in our solutions groups as we prepared for the growth we expected and were starting to experience in our IP Communications and Applications services groups at the end of 2005.

Cost of Product Sales
Cost of product sales represents our cost where we act as a reseller of hardware and software products. These costs, as a percentage of product sales, decreased from 92.4% in 2004 to 91.1% in 2005. This decrease is due mainly to increased product sales in emerging technologies such as our IP Communications product and services offering where our margins are higher and where we obtain greater discounts from vendors because of higher sales volume and vendor promotional programs.

Selling, Administrative and Other Operating Costs
Selling, administrative and other operating costs include management and administrative salaries, commissions paid to sales representatives and recruiters, location costs, and other administrative costs. This category of costs represented 18.9% of total revenue for 2005, up from 17.9% in 2004. This increase is primarily attributable to additional sales and recruiting resources throughout the first three quarters of 2005. We are committed to continuing to manage this category of expense to the right level for the Company.

Amortization of Intangible Assets
Amortization of intangible assets increased during 2005 as a result of our acquisitions of WireSpeed in January 2005 and Redwood in April 2005.

Non-Operating Income
Non-operating income, consisting primarily of interest income, increased slightly during fiscal year 2005 compared to fiscal year 2004.

Interest Expense
Interest expense during fiscal year 2005 increased compared to fiscal year 2004 due to an increase in average borrowings under the line of credit and an increase in interest rates.

Expenses Related to Attempted Merger
During 2005, we incurred $2.1 million of costs relating to the attempted merger with Computer Horizons Corp. These costs consisted primarily of amounts paid or accrued for legal, accounting, investment banking, proxy solicitation, consulting, travel and other costs and had a significant impact on our operating results.

Restructuring Costs and Other Severance Related Costs
We recorded restructuring and severance related costs of $3.9 million during 2005. Of this amount, $1.6 million related to workforce reductions and severance. The remaining $2.3 million related to lease obligations and abandonment costs (net of sub-lease income) for locations where we had chosen to downsize or exit completely.

Loss on Asset Disposal
During the third quarter of 2005, we recorded a loss on asset disposal of $1.8 million with respect to software development costs. Since 2002 we had been investing in the customization of this software, but the software had become increasingly difficult to customize, leading to our decision to terminate our development contract with the owner of the software and write off our investment in the software.

Goodwill Impairment
In accordance with the provisions of SFAS No. 142, we performed our annual test of goodwill during the third quarter and found an indication of impairment with our non-infrastructure solutions reporting unit. Accordingly, we completed the impairment testing during the third quarter of 2005 and recognized an impairment charge of $7.1 million.

Income Taxes
During 2005 we recorded $50,000 of income tax expense related to subsidiaries where profitability was achieved and state taxes were due. We recorded no income tax benefit associated with our net loss because the benefit created by our operating loss has been negated by the establishment of additional reserves against our deferred assets.

Personnel
Our technical consulting staff levels finished the year at about the same level as where we started. This number excludes headcount of our subsuppliers and headcount from Medical Concepts Staffing, our medical staffing business, which accounts for an immaterial amount of our revenue.

Liquidity and Capital Resources

The following table provides information relative to the liquidity of our business.

(Dollars in thousands)	December 30, 2006	December 31, 2005	Increase (Decrease)	Percentage Increase (Decrease)
Cash and cash equivalents	$ 179	$ 64	$ 115	179.7%
Accounts receivable	64,196	66,968	(2,772)	(4.1)
Other current assets	2,484	2,383	101	4.2
Total current assets	66,859	69,415	(2,556)	(3.7)
Accounts payable	24,411	24,581	(170)	(0.7)
Salaries and vacations	7,416	8,260	(844)	(10.2)
Line of credit	2,661	5,000	(2,339)	(46.8)
Restructuring accruals – current	385	971	(586)	(60.4)
Other current liabilities	3,145	4,421	(1,276)	(28.9)
Total current liabilities	38,018	43,233	(5,215)	(12.1)
Working capital	$28,841	$26,182	$2,659	10.2%
Current ratio	1.76	1.61	.15	9.3
Total shareholders' equity	$55,734	$56,312	$ (578)	(1.0)%

Cash Requirements

The day-to-day operation of our business requires a significant amount of cash flow. During fiscal year 2006, we made total payments of approximately $194.2 million to pay our employees wages, benefits, and associated taxes. We also made payments of approximately $98.1 million to pay vendors who provided billable technical resources to our clients through us. Finally, we made payments of approximately $57.4 million to fund general operating expenses such as employee expense reimbursement, office space rental and utilities.

The cash to fund these significant payments comes almost exclusively from our collection of amounts due for services rendered to our clients (approximately $349.8 million in fiscal year 2006). Generally, payments made to fund the day-to-day operation of our business are due and payable regardless of the rate of cash collections from our clients. While we do not anticipate such an occurrence, a significant decline in the rate of collections from our clients, or an inability of the Company to timely invoice and therefore collect from our clients, could rapidly increase our need to borrow to fund the operations of our business.

Sources and Uses of Cash/Credit Facility
Cash and cash equivalents increased by $115,000 from December 31, 2005 to December 30, 2006 while the outstanding debt on our line of credit decreased from to $5.0 million at December 31, 2005 to $2.7 million at December 30, 2006. Generally, our primary need for working capital is to support accounts receivable resulting from our business and to fund the time lag between payroll disbursement, a bi-weekly occurrence, and receipt of fees billed to clients. Historically, we have been able to support internal growth in our business with internally generated funds. If we are unable to return to profitability, or if we choose to utilize cash for other purposes, we would expect our need to borrow to increase.

Working capital at December 30, 2006 increased from December 31, 2005 as a result of the conversion of certain long-term investment assets to cash, and very tight control over capital expenditures.

At December 30, 2006 we had borrowings of $2.7 million under the asset-based revolving credit agreement described below. At December 30, 2006, the total available under this credit facility, which fluctuates based on our level of eligible accounts receivable, was $37.3 million. Borrowings under the credit agreement are secured by all of the Company's assets.

We believe funds generated from our business and credit available under our credit facility will be adequate to meet demands placed upon our resources by our operations and capital investments.

Effective April 11, 2002, we entered into an asset-based revolving credit agreement with GE Capital. Total availability under this credit agreement is $45.0 million. We must take advances or pay down the outstanding balance daily. We can, however, choose to request fixed-term advances of one, two, or three months for a portion of the outstanding balance on the line of credit. The agreement restricts, among other things, the payment of dividends and capital expenditures. The credit agreement, as amended, expires in January 2010, requires a commitment fee of .25% of the unused portion of the line, and an annual administration fee of $25,000. The credit agreement carries an interest rate on daily advances equal to the Wall Street Journal's "Prime Rate" (8.25% on December 30, 2006) and on fixed-term advances equal to the LIBOR rate plus 2.0%.

Contractual Obligations
The Company leases office facilities under non-cancelable operating leases. Deferred compensation is payable to participants in accordance with the terms of individual contracts. The Company's line of credit, with an outstanding balance of $2.7 million at December 30, 2006, expires on January 20, 2010. The Company will incur interest expense on all amounts outstanding on this line of credit at a variable interest rate. Minimum future obligations on operating leases and deferred compensation agreements at December 30, 2006, are as follows:

(In thousands)	1 Year	2-3 Years	4-5 Years	Over 5 Years	Total
Line of Credit:	—	—	$2,661	—	$ 2,661
Operating Leases	$4,188	$5,476	3,982	$ 795	14,441
Deferred Compensation	208	1,174	280	865	2,527
Total	$4,396	$6,650	$6,923	$1,660	$19,629

New Accounting Pronouncements and Interpretations

In December 2004, the Financial Accounting Standards Board issued a revision to SFAS 123, "Share-Based Payment." The revision requires all entities to recognize compensation expense in an amount equal to the fair value of share-based payments granted to employees. The statement eliminates the alternative method of accounting for employee share-based payments previously available under APB Opinion No. 25. The Statement was effective for the Company beginning in the first quarter of fiscal 2006. See Note A to the consolidated financial statements for the Company's disclosure.

On July 13, 2006, FASB Interpretation (FIN) No. 48, *Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109,* was issued. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes.* FIN 48 also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The new FASB standard also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006. Our initial study of the future implementation of FIN 48 concludes that all of our positions will more likely than not be sustained if challenged. Therefore, it is not necessary for us to recognize any changes to future tax benefits or liabilities. The Company is continuing to evaluate the effect that the adoption of FIN 48 will have on its consolidated results of operations and financial condition.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 ("SFAS No. 157"), *Fair Value Measurements.* This statement establishes a consistent framework for measuring fair value and expands disclosures on fair value measurements. The provisions of SFAS No. 157 are effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the effect that the adoption of SFAS No. 157 will have on its consolidated results of operations and financial condition.

In February 2007, the FASB issued Statement of Financial Standards No. 159 ("SFAS No. 159"), the Fair Value Option for Financial Assets and Financial Liabilities. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The provisions of SFAS No. 159 are effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the effect that the adoption of SFAS No. 159 will have on its consolidated results of operations and financial condition.

Consolidated Balance Sheets

(Dollars in thousands except per share amounts)	December 30, 2006	December 31, 2005
Assets		
Current assets:		
Cash and cash equivalents	$ 179	$ 364
Accounts receivable, less allowance for doubtful accounts of $1,423 and $2,106, respectively	64,196	66,968
Prepaid expenses and other current assets	2,484	2,383
Total current assets	66,859	69,415
Property and equipment, net	2,925	4,056
Intangible assets other than goodwill, net of accumulated amortization of $5,550 and $4,497, respectively	11,245	12,298
Goodwill	11,799	11,799
Other assets	3,403	4,436
	$ 96,231	$ 102,004
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable	$ 24,411	$ 24,581
Salaries and vacations	7,416	8,260
Line of credit	2,661	5,000
Deferred revenue	1,267	1,645
Restructuring accrual	385	971
Health care reserves and other	1,670	2,242
Deferred compensation	208	534
Total current liabilities	38,018	43,233
Non-current liabilities		
Deferred compensation	2,319	1,878
Restructuring accrual	160	581
Total non-current liabilities	2,479	2,459
Commitments (Note H)		
Shareholders' equity:		
Common stock, par value $.10 a share; authorized 120,000,000 shares; issued and outstanding 24,695,396 and 24,604,063 shares, respectively	2,469	2,460
Additional capital	22,079	21,606
Retained earnings	31,186	32,246
Total shareholders' equity	55,734	56,312
	$ 96,231	$102,004

See notes to consolidated financial statements.

Consolidated Statements of Operations

(Dollars in thousands except per share amounts)	Fiscal Year		
	2006	2005	2004
Revenue:			
Professional services provided directly	$261,489	$263,121	$269,610
Professional services provided through subsuppliers	54,902	34,431	55,806
Product sales	30,596	24,746	16,196
Total revenue	346,987	322,298	341,612
Operating expenses:			
Salaries, contracted services and direct charges	260,619	240,100	261,005
Cost of product sales	27,149	22,550	14,964
Selling, administrative and other operating costs	58,847	61,053	61,015
Amortization of intangible assets	1,053	982	774
Restructuring and other severance related costs	(51)	3,914	—
Loss on asset disposal	—	1,825	—
Goodwill impairment	—	7,050	—
Expenses related to attempted merger	(327)	2,129	—
Operating (loss) income	(303)	(17,305)	3,854
Non-operating income	20	50	39
Interest expense	736	394	41
(Loss) income before income taxes	(1,019)	(17,649)	3,852
Income taxes	41	50	—
Net (loss) income	$ (1,060)	$ (17,699)	$ 3,852
Per common share (basic):			
Net (loss) income:	$ (.04)	$ (.72)	$ .16
Per common share (diluted):			
Net (loss) income:	$ (.04)	$ (.72)	$ .16
Average common shares outstanding	24,645	24,495	24,212
Average common and common equivalent shares outstanding	24,645	24,495	24,398

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(in thousands)	Fiscal Year		
	2006	2005	2004
Cash flows from operating activities:			
Net (loss) income	$ (1,060)	$(17,699)	$3,852
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:			
Depreciation	2,411	2,763	2,918
Amortization of intangible assets	1,053	982	774
Goodwill impairment	—	7,050	—
Loss on asset disposal	42	1,867	211
Stock based compensation	482	267	101
Change in:			
Accounts receivable	2,772	(8,012)	(2,141)
Prepaid expenses	265	604	451
Other assets	667	290	(115)
Accounts payable	(174)	7,424	541
Salaries and vacations	(844)	(580)	1,054
Other accrued expenses	(572)	483	(781)
Deferred revenue	(378)	(13)	(1,108)
Restructuring accrual	(1,007)	1,234	(293)
Deferred compensation	115	(1,718)	414
Net cash provided by (used in) operating activities	3,772	(5,058)	5,878
Cash flows from investing activities:			
Property and equipment additions	(1,335)	(2,873)	(2,508)
Payments for acquisitions, net of cash acquired	—	(5,010)	—
Proceeds from property and equipment sales	17	18	18
Net cash used in investing activities	(1,318)	(7,865)	(2,490)
Cash flows from financing activities:			
Net change in line of credit	(2,339)	5,000	—
Proceeds from exercise of stock options	—	98	2
Net cash (used in) provided by financing activities	(2,339)	5,098	2
Net increase (decrease) in cash and equivalents	115	(7,825)	3,390
Cash and equivalents at beginning of year	64	7,889	4,499
Cash and equivalents at end of year	$ 179	$ 64	$7,889
Supplemental cash flow information:			
Cash paid during the year for:			
Income taxes	$ 22	$ 181	$ 35
Interest	$ 795	$ 528	$ 41
Non-cash Activities:			
Value of common stock issued for acquisitions	$ —	$ 1,000	$ —
Value of common stock issued for stock awards	$ $20	$ 28	$ —

See notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

(Dollars in thousands)	Common Stock	Additional Capital	Deferred Compensation	Retained Earnings	Total Shareholders' Equity
Balances at January 3, 2004	$2,421	$20,149	—	$46,093	$68,663
Common stock issued – 650 shares upon exercise of stock options	—	2	—	—	2
Issuance of restricted stock – 300,000 shares	—	944	$(944)	—	—
Amortization of deferred compensation	—	—	101	—	101
Net income (Comprehensive income)	—	—	—	3,852	3,852
Balances at January 1, 2005	2,421	21,095	(843)	49,945	72,618
Common stock issued – 31,975 shares upon exercise of stock options	3	95	—	—	98
Common stock issued – 269,298 shares for acquisitions	27	973	—	—	1,000
Common stock issued – 7,000 shares as stock grants	1	27	—	—	28
Amortization of deferred compensation	8	(8)	267		267
Net loss (Comprehensive loss)				(17,699)	(17,699)
Balance at December 31, 2005	2,460	22,182	(576)	32,246	56,312
Effect of accounting change (SFAS 123R)	—	(576)	576	—	—
Common stock issued - 8,000 shares as stock grants	1	19	—	—	20
Stock compensation expense	—	134	—	—	134
Restricted shares amortization	8	320	—	—	328
Net loss (Comprehensive loss)	—	—	—	(1,060)	(1,060)
Balance at December 30, 2006	$2,469	$22,079	$ 0	$31,186	$55,734

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

A. Summary of Significant Accounting Policies

Description of business - Analysts International Corporation (the Company) is a diversified IT services company, offering clients a full range of information technology consulting, software development and other services, including offerings, sometimes referred to in the industry as "solutions" or "projects". Service offerings are divided into four categories: Staffing Services, providing IT supplemental staffing and managed team services; Technology Integration services, specializing in the delivery, integration and implementation of applications and hardware; Outsourcing Services, delivering local, national and global capabilities for organizational streamlining and cost reduction; and Advisory Services, providing methodologies and processes for implementing technology and managing human capital.

Basis of presentation - The consolidated financial statements include the accounts of Analysts International and its wholly-owned subsidiaries. All inter-company accounts and transactions have been eliminated.

Fiscal year - The Company's fiscal year ends on the Saturday closest to December 31. References to fiscal years 2006, 2005 and 2004 refer to the fiscal years ended December 30, 2006, December 31, 2005, and January 1, 2005, respectively.

Depreciation - Property and equipment is being depreciated using the straight-line method over the estimated useful lives (1 to 10 years for leasehold improvements and 2 to 10 years for office furniture and equipment) of the assets for financial statement purposes and accelerated methods for income tax purposes.

Financial instruments - In accordance with the requirements of Statement of Financial Accounting Standards (SFAS) No. 107, "Disclosures about Fair Value of Financial Instruments," management estimates the carrying value of all financial instruments approximate fair value because of the short-term nature of these instruments.

Revenue recognition - The Company recognizes revenue for the staffing business and the majority of our solutions business as services are performed or products are shipped or delivered. Certain of our outsourcing and help desk engagements provide for a specific level of service each month for which we bill a standard monthly fee. Revenue for these engagements is recognized in monthly installments over the period of the contract. In some such contracts we invoice in advance for two or more months of service. When we do this, the revenue is deferred and recognized over the term of the invoicing agreement.

In certain client situations, where the nature of the engagement requires it, we utilize the services of other companies in our industry. If these services are provided under an arrangement whereby we agree to retain only a fixed portion of the amount billed to the client to cover our management and administrative costs, we classify the amount billed to the client as subsupplier revenue. These revenues, however, are recorded on a gross versus net basis because we retain credit risk and are the primary obligor to our client. All revenue derived from services provided by our employees or other independent contractors working directly for us are recorded as direct revenue.

Within the Solutions business, the Company periodically enters into fixed price engagements. When the Company enters into such an engagement, revenue is recognized over the life of the contract based on time and materials input to date and estimated time and materials to complete the project. This method of revenue recognition relies on accurate estimates of the cost, scope, and duration of the engagement. If the Company does not accurately estimate the resources required or the scope of the work to be performed, then future revenues may be negatively affected or losses on contracts may need to be recognized. All future anticipated losses are recognized in the period they are identified.

Net (loss) income per share - Basic and diluted earnings per share (EPS) are presented in accordance with SFAS No. 128, "Earnings per Share." Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. The difference between weighted-average common shares and average common and common equivalent shares used in computing diluted EPS is the result of outstanding stock options and restricted stock awards. Options to purchase 2,115,000, 2,349,000 and 2,391,000 shares of common stock were outstanding at the end of fiscal periods 2006, 2005 and 2004, respectively. All such options were excluded from the computation of common stock equivalents in 2006 and 2005 whereas 1,359,000 of such options were excluded in 2004 because they were anti-dilutive.

Cash equivalents - Short-term cash investments in money market accounts are considered to be cash equivalents.

Allowance for doubtful accounts - In each accounting period we determine an amount to set aside to cover potentially uncollectible accounts based on our evaluation of accounts receivable for risk associated with a client's ability to make contractually required payments. Our revenue and accounts receivable are concentrated with large, established companies. IBM and Lexmark represented 19% and 6% of our total revenue for 2006, respectively. IBM and Lexmark represented approximately 24% and 8% of our total accounts receivable balance at December 30, 2006.

Shares reserve - At December 30, 2006, there were approximately 31,777,000 shares reserved for issuance under the stock option plans and the shareholders' rights plan.

Estimates - The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Other intangible assets - Other intangible assets consist of trade names and customer lists. The customer lists are amortized on a straight-line basis over a period ranging from 4 to 20 years and are scheduled to be fully amortized in 2024. At December 30, 2006, management assessed whether indications of impairment in the value of intangible assets were present. The factors considered by management in performing this assessment included current operating results, trends and prospects, as well as the anticipated effects of demand, competition and other economic factors. No indicators of impairment of our customer list or tradenames were identified at December 30, 2006.

Goodwill assets - SFAS No. 142, "Goodwill and Other Intangible Assets" (SFAS No, 142) prohibits companies from amortizing purchased goodwill. Instead, we examine our goodwill at least annually to determine if impairment has occurred. Effective September 4, 2004, the Company changed the date at which it performs the annual examination for impairment from the first day of the fiscal year to the last day of our monthly accounting period for August. The change was made in response to significant constraints on our accounting resources during our first fiscal quarter. The Company performed its annual impairment evaluation at September 2, 2006 and found no indication of impairment of the goodwill. During the third quarter 2005 testing the Company determined the goodwill associated with its non-infrastructure solutions reporting unit was impaired. See Note J for a discussion of the impairment charge recorded during the third quarter of 2005.

Derivatives - The Company's policy is not to use freestanding derivatives and not to enter into contracts with terms that cannot be designated as normal purchases or sales.

Taxes - We account for our sales tax and any other taxes that are collected from our customers and remitted to governmental authorities on a net basis. The assessment collection and payment of these taxes are not reflected on our income statement.

Accounting Pronouncements

On July 13, 2006, FASB Interpretation (FIN) No. 48, *Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109,* was issued. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes.* FIN 48 also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The new FASB standard also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006. Our initial study of the future implementation of FIN 48 concludes that all of our positions will more likely than not be sustained if challenged. Therefore, it is not necessary for us to recognize any changes to future tax benefits or liabilities. The Company is continuing to evaluate the effect that the adoption of FIN 48 will have on its consolidated results of operations and financial condition.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 ("SFAS No. 157"), *Fair Value Measurements.* This statement establishes a consistent framework for measuring fair value and expands disclosures on fair value measurements. The provisions of SFAS No. 157 are effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the effect that the adoption of SFAS No. 157 will have on its consolidated results of operations and financial condition.

In February 2007, the FASB issued Statement of Financial Standards No. 159 ("SFAS No. 159"), the Fair Value Option for Financial Assets and Financial Liabilities. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The provisions of SFAS No. 159 are effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the effect that the adoption of SFAS No. 159 will have on its consolidated results of operations.

Equity Compensation Plans

Analysts International has options outstanding under five equity-based plans. New options may be granted under three of these plans. Under the 1999 Stock Option Plan, the Company may grant options to its employees for up to 1,000,000 shares of common stock. Under the 2000 Stock Option Plan, the Company may grant non-qualified options to its employees for up to 225,000 shares of common stock. Under the 2004 Equity Incentive Plan, the Company may grant incentive options, non-qualified options or restricted stock awards to its employees and non-qualified options or restricted stock awards to its directors for up to 2,000,000 shares of common stock. The Company also has outstanding options under the 1994 Incentive Stock Option Plan and the 1996 Stock Option Plan for Non-Employee Directors. Generally, an option's maximum term is 10 years; the exercise price of each option is equal to the closing market price of the Company's stock on the date of grant; and the options and awards become exercisable or vest in annual increments of 25% beginning one year after the date of grant. Exceptions to this general rule are: i) 300,000 options granted in 2004 and 100,000 options granted in each of 2005 and 2006 to Jeffrey P. Baker, the Company's former President and CEO, with seven-year cliff vesting and subject to certain previously disclosed accelerators, ii) 100,000 restricted shares granted in October, 2004 to Michael J. LaVelle, the Company's then-CEO and current Chairman and interim CEO, which vest in annual increments of 33% over three years and iii) 250,000 restricted shares granted to Mr. Baker in January 2006 and vesting over five years in the following manner; 25,000 shares in each of the first two years; 50,000 shares in the third year; and 75,000 shares in each of years four and five. As part of Mr. Baker's resignation (see Footnote L for further discussion of Mr. Baker's resignation), unvested restricted shares granted to him in January 2006, along with 100,000 unvested shares granted to him at other times, will become fully vested 90 days from the effective date of his resignation (May 14, 2007). Also, at that time, all outstanding options held by Mr. Baker are expected to be forfeited without vesting according to their terms.

Effective December 30, 2005, the Compensation Committee of the Board of Directors of the Company authorized the vesting of all of the Company's then outstanding, unvested stock options granted to directors, officers and employees of the Company, except for the unvested options held by Mr. Baker.

Prior to January 1, 2006, Analysts International applied Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued* to Employees, and related interpretations in accounting for options. Accordingly, prior to January 1, 2006, no stock-based compensation expense relating to stock options was recognized in the consolidated statements of income, as the exercise price of all option grants was equal to or greater than the market price on the date of grant.

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 123 (revised 2004), Share-Based Payment (123R), requiring the Company to recognize expense related to the fair value of its stock-based compensation awards. The Company elected the modified prospective transition method as permitted by SFAS No. 123R. Accordingly, results from prior periods have not been restated. Under this transition method, stock-based compensation expense for the year ended December 30, 2006 includes:

a) Compensation expense for all stock-based compensation awards granted prior to December 31, 2005, which were not fully vested as of December 31, 2005, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, *Accounting for Stock-Based Compensation;* and

b) Compensation expense for all stock-based compensation awards granted subsequent to December 31, 2005, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123R.

Historically for SFAS No. 123 pro forma disclosure on stock-based compensation, the Company reported compensation expense for stock option awards issued to employees over the requisite service period of the award. This policy differs from the policy to be applied to awards granted after the adoption of SFAS No. 123R, which requires that compensation expense be recognized in the Company's statement of operations. For all awards granted after December 31, 2005, and any unvested awards as of December 31, 2005, compensation expense will be recognized in the Company's statement of operations over the requisite service period of the award. Total stock option expense included in the Company's condensed consolidated statements of operations for the fiscal years 2006 and 2005 was $134,510 and $0, respectively. The tax benefit recorded for these same periods was $48,436 and $0, respectively. This tax benefit is offset against our valuation allowance for our deferred tax asset.

Prior to the adoption of SFAS No. 123R, the Company reported all tax benefits resulting from the exercise of stock options as operating cash flows in its condensed consolidated statements of cash flows. In accordance with SFAS No. 123R, fiscal year 2006, the presentation of the Company's condensed consolidated statement of cash flows changed to report the excess tax benefits from the exercise of stock options as financing cash flows. There were no excess tax benefits recognized for the twelve months ended December 30, 2006.

The table below illustrates the effect on net earnings and earnings per share as if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based compensation during fiscal years 2005 and 2004 *(in thousands):*

	Year Ended	
	December 31, 2005	January 1, 2005
Net (loss) gain, as reported	$(17,699)	$3,852
Deduct: Stock-based compensation expense determined under fair value method for all awards(1)	(1,055)	(567)
Net (loss) gain, pro forma	$(18,754)	$3,285
Earnings per share:		
Basic - as reported	$ (.72)	$ .16
Basic - pro forma	(.77)	.14
Diluted - as reported	$ (.72)	$ .16
Diluted - pro forma	(.77)	.13

(1) For purposes of this pro forma disclosure, the value of the stock-based compensation is amortized to expense on a straight-line basis over the period it is vested

The following table summarizes the stock option activity for the year ended December 30, 2006:

	Options	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding on December 31, 2005	2,348,781	$6.36	6.38	$18,550
Granted	164,000	2.44		
Exercised	0	0		
Forfeited/Canceled	397,892	7.01		
Outstanding on December 30, 2006	2,114,889	5.94	5.75	0
Vested or expected to vest at December 30, 2006	1,614,889	6.84	5.06	0
Exercisable on December 30, 2006	1,566,889	$6.97	4.94	$ 0

The aggregate intrinsic value of options (the amount by which the market price of the stock on the date of exercise exceeded the market price of the stock on the date of grant) exercised during the years ended December 30, 2006 and December 31, 2005 was $0 and $14,831, respectively.

As of December 30, 2006, there was $430,138 of unrecognized compensation expense related to unvested option awards that were expected to vest over a weighted average period of 4.68 years. Approximately $403,000 of this amount related to options held by Mr. Baker which, following his resignation, are no longer expected to vest.

The fair value of each stock option was estimated on the date of the grant using the Black-Scholes option-pricing model. The weighted-average grant date fair value of stock options granted during fiscal year 2006 was $1.62, and during the fiscal year 2005 was $2.49.

	Twelve-Month Period Ended	
Black-Scholes Options Valuation Assumptions(1)	December 30, 2006	December 31, 2005
Risk-free interest rate(2)	4.7 - 5.0%	3.9 - 4.5%
Expected dividend yield	0	0
Expected stock price volatility(3)	43.0 - 74.3	45.1 - 76.0
Expected life of stock options (in years)(4)	5.8	6.4

(1) Forfeitures are estimated and based on historical experience.
(2) Based on the U.S. Treasury zero-coupon bond with a term consistent with the expected life of the options.
(3) Expected stock price volatility is based on historical experience.
(4) Expected life of stock options is based upon historical experience.

No options were exercised during fiscal year 2006. Net cash proceeds from the exercise of stock options were $96,938 in fiscal year 2005. The actual income tax benefit realized from stock option exercises totaled $480 in fiscal year 2005. This tax benefit is offset against our valuation allowance for our deferred tax asset.

Stock Awards

On June 18, 2004, Jeffrey P. Baker, the Company's then President was awarded 200,000 shares of restricted stock vesting in annual increments of 25% over four years. On January 3, 2006, Mr. Baker the Company's then President and CEO was awarded 250,000 restricted shares vesting over five years in the following manner: 25,000 shares vest in each of the first two years, 50,000 shares in the third year and 75,000 shares in each of years four and five. As part of Mr. Baker's resignation, all remaining unvested restricted shares will become fully vested 90 days from the effective date of his resignation (May 14, 2007).

On October 21, 2004, Michael J. LaVelle, the Company's then Chairman and CEO and current Chairman and interim CEO was awarded 100,000 shares of restricted stock vesting in annual increments of 33% over three years. Mr. LaVelle remained employed as a consultant to the Company after his retirement as CEO in December 2005 until June 30, 2006. On June 30, 2006, the Compensation Committee of the board of directors of Analysts International Corporation amended the October 21, 2004 restricted stock agreement (the "Agreement") to provide for the shares to continue to vest as set forth in the Agreement after termination of Mr. LaVelle's employment. Continued vesting is contingent upon continued service on the Company's board of directors. This was treated as a modification under FAS 123R.

On January 3, 2006, each of the outside members of the Board of Directors was awarded 1,000 shares of fully vested common stock.

The following table summarizes the restricted stock activity for fiscal year 2006:

	Shares	Weighted Average Grant Date Fair Value
Non-vested December 31, 2005	216,667	$3.12
Granted	258,000	2.43
Vested	91,333	2.47
Forfeited	0	
Non-vested at December 30, 2006	383,334	2.49

As of December 30, 2006, there was $730,801 of total unrecognized compensation cost related to non-vested restricted stock granted under the 2004 plan. Following the resignation of the Company's CEO effective February 14, 2007, all of these restricted shares are expected to become fully vested during 2007. The total fair value of shares vested during fiscal years 2006 and 2005 was approximately $225,816 and $234,446, respectively.

B. Property and Equipment

(In thousands)	December 30, 2006	December 31, 2005
Leasehold improvements	$ 2,293	$ 2,846
Office furniture & equipment	15,571	27,789
	17,864	30,635
Accumulated depreciation	(14,939)	(26,579)
	$ 2,925	$ 4,056

During the third quarter of 2005 the Company recorded a loss on asset disposal of $1.8 million with respect to software development costs.

C. Other Intangible Assets

No intangibles were acquired, impaired or disposed of during the year ended December 30, 2006. Other intangibles consisted of the following:

	December 30, 2006			December 31, 2005		
(In thousands)	Gross Carrying Amount	Accumulated Amortization	Other Intangibles, Net	Gross Carrying Amount	Accumulated Amortization	Other Intangibles, Net
Customer list	$15,075	$(5,417)	$9,658	$15,075	$(4,364)	$10,711
Trade name	1,720	(133)	1,587	1,720	(133)	1,587
	$16,795	$(5,550)	$11,245	$16,795	$(4,497)	$12,298

During the year ended December 31, 2005 as further discussed in Note K, the Company acquired the assets of WireSpeed Networks, LLC ("WireSpeed") and Redwood Solutions Corporation ("Redwood"). Part of the assets acquired for each entity included a customer list. The customer lists were valued at $1.1 million and $1.7 million for WireSpeed and Redwood, respectively, and are included in the above numbers.

The customer lists are amortized on a straight-line basis over 4 to 20 years and are scheduled to be fully amortized in 2024. Amortization is estimated to be approximately $1.0 million per year through 2008, $900,000 from 2009 to 2015, and under $150,000 from 2016 to 2024. The trade name is considered to have an indefinite life and therefore does not result in any amortization.

D. Deferred Compensation

Effective December 30, 2005, in response to changes required by the American Jobs Creation Act of 2004, the Company's Board of Directors restated the Company's unfunded deferred compensation plan for executives, referred to by the Company as the Restated Special Executive Retirement Plan (hereinafter the "Plan"). The material terms of the amendment call for the Company to credit the employees' account balance at a rate of fifteen percent of base pay for all participants, except for the Company's CEO, who will receive employer contributions of twenty percent of base pay. Employee account balances will be subject to a crediting rate equivalent to the 10-year treasury rate plus one to three percent as determined each year by the Board of Directors.

Included in liabilities at December 30, 2006 and December 31, 2005 was $2,527,000 and $2,412,000, respectively, representing the Company's liability under the Plan. This liability is partially funded by life insurance and annuity contracts. Included in other assets at December 30, 2006 and December 31, 2005 were $353,000, and $1,020,000, respectively, representing the carrying value, which approximates market value, of the annuities and insurance cash value. Deferred compensation expense for fiscal years 2006, 2005 and 2004 was approximately $651,000, $593,000, and $920,000, respectively.

The Plan allows participant contributions of up to fifty percent of annual base pay and one hundred percent of incentive bonus, if any. Employer and employee contributions are one hundred percent vested. Additionally, the amended plan allows for discretionary employer contributions with separate vesting schedules if approved by the Compensation Committee. Participants are allowed to choose between lump sum distribution or one hundred twenty months of payments and a date of distribution for employee and employer contributions, subject to the "one-year, five-year" rule and other deferred compensation rules issued by the Internal Revenue Service. Key employees are not allowed to take distribution for six months after separation from service. Hardship distributions from the Plan are not allowed, and deferral elections will be canceled following any participant's hardship distribution from his or her 401(k) account. The Plan provides that upon a change in control, a rabbi trust will be funded, and payments will be made if the Plan is subsequently terminated within twelve months of a change in control or due to a participant's right to take distribution upon a separation from service.

E. Line of Credit

Effective April 11, 2002, the Company consummated an asset-based revolving credit facility with GE Capital Corporation which provides us with up to $45.0 million of availability. At December 30, 2006, total availability under this credit facility, which fluctuates based on our level of eligible accounts receivable, was $37.3 million. At December 30, 2006, we had borrowings of $2.7 million. Borrowings under this credit agreement are secured by all of the Company's assets. The Company must take advances or pay down the outstanding balance daily. The Company can, however, choose to request fixed-term advances of one, two, or three months for a portion of the outstanding balance on the line of credit. The credit facility, as amended, requires a commitment fee of .25% of the unused portion of the facility, and an annual administration fee of $25,000. The facility carries an interest rate on daily advances equal to the Wall Street Journal's "Prime Rate" (8.25% on December 30, 2006) and on fixed-term advances equal to the LIBOR rate plus 2.0%. The agreement restricts, among other things, the payment of dividends and capital expenditures.

Effective January 20, 2006, the Company amended the revolving credit agreement extending the expiration date from October 31, 2006 to January 20, 2010. The modifications included the elimination of certain reserves in calculating the amount the Company can borrow under the facility and changes to the definition of eligible receivables.

F. Shareholders' Rights Plan

On June 15, 1989, the Board of Directors adopted a common stock shareholders' rights plan. Under this plan, the Board of Directors declared a dividend of one common share purchase right for each outstanding share of common stock and stock options granted and available for grant. The Board of Directors amended the plan on April 29, 1996 and April 16, 1998. The rights, which expire on April 16, 2008, are exercisable only under certain conditions, and when exercisable the holder will be entitled to purchase from the Company one share of common stock at a price of $160.00, subject to certain adjustments. The rights will become exercisable after a person or group acquires beneficial ownership of 15% or more (or as low as 10% as the Board of Directors may determine) of the Company's common stock or after a person or group announces an offer, the consummation of which would result in such person or group owning 15% or more of the common stock.

If the Company is acquired at any time after the rights become exercisable, the rights will be adjusted so as to entitle a holder to purchase a number of shares of common stock of the acquiring company at one-half of their market value. If any person or group acquires beneficial ownership of 15% or more of the Company's shares, the rights will be adjusted so as to entitle a holder (other than such person or group whose rights become void) to purchase a number of shares of common stock of Analysts International Corporation at one-half of their market value or the Board of Directors may exchange the rights, in whole or in part, at an exchange ratio of one common share per right (subject to adjustment).

At any time prior to an acquisition by a person or group of beneficial ownership of 15% or more of the Company's shares, the Board of Directors may redeem the rights at $.01 per right.

G. Income Taxes

The provision for income tax expense (benefit) was as follows:

	Fiscal Year		
(In thousands)	2006	2005	2004
Currently payable (receivable):			
Federal	$ —	$ —	$ —
State	41	50	—
	41	50	0
Deferred:			
Federal	(169)	(5,360)	1,581
State	(25)	(788)	233
	(194)	(6,148)	1,814
Valuation allowance for deferred tax asset	194	6,148	(1,814)
	0	0	0
Total:	$ 41	$ 50	$ 0

Net deferred tax assets (liabilities) are comprised of the following:

(In thousands)	December 30, 2006	December 31, 2005
Deferred compensation	$ 986	$ 941
Accrued vacation and compensatory time	388	465
Accrued reorganization costs	212	605
Self insured healthcare reserves	101	(89)
Allowance for doubtful accounts	622	889
Depreciation	1,105	625
Capital loss carry-forward	1,148	1,148
Goodwill and other intangibles	3,822	4,904
State net operating loss carry forwards	767	767
Federal net operating loss (NOL) carry forward	5,712	4,614
Non-income tax accrual	248	0
A/P accruals	224	0
Prepaid insurance	(103)	(98)
Charitable contributions	540	531
Gain/loss on disposal	(420)	63
Other	64	(143)
Valuation allowance	(12,820)	(12,626)
Net deferred tax assets	$ 2,596	$ 2,596
Whereof:		
Current	$ 347	$ 261
Noncurrent	2,249	2,335
	$ 2,596	$ 2,596

The federal net operating loss (NOL) carry forward benefits of approximately $857,000, $62,000, $3,554,000 and $1,239,000 expire in 2023, 2024, 2025, and 2026, respectively. The approximate state NOL carry forward benefits expire as follows: $141,000 in 2007, $144,000 in 2008 through 2010, $426,000 in 2011 through 2020 and $387,000 in 2021 and beyond.

The provision for income taxes differs from the amount of income tax determined by applying the federal statutory income tax rates to pretax (loss) income as a result of the following differences:

(In thousands)	Fiscal Year		
(In thousands)	2006	2005	2004
Income tax (benefit) at statutory federal rate	$ (346)	$(6,177)	$ 1,349
State and local taxes, net of federal benefit	(34)	(459)	100
Valuation allowance for deferred tax asset	194	6,148	(1,814)
Meals and Entertainment	176	192	215
Goodwill	(22)	(23)	(23)
Cash surrender value of life insurance	(19)	26	(15)
Other	92	343	188
Total tax provision	$ 41	$ 50	$ 0

H. Commitments

At December 30, 2006 aggregate net minimum rental commitments under non-cancelable operating leases having an initial or remaining term of more than one year are payable as follows:

(In thousands)

Year ending December	2007	$ 4,679
	2008	3,390
	2009	2,140
	2010	2,074
	Later	2,702
		14,985
Less: sublease contracts		544
Total minimum obligation		$14,441

Rent expense, primarily for office facilities, for the fiscal years ended December 30, 2006, December 31, 2005 and January 1, 2005 were $3,982,000, $5,127,000, and $5,250,000, respectively.

Analysts International has compensation arrangements with its corporate officers and certain other employees which provide for certain payments in the event of a change of control of the Company.

The Company also sponsors a 401(k) plan. Substantially all employees are eligible to participate and may contribute up to 50% of their pre-tax earnings, subject to IRS maximum contribution amounts. After one year of employment, we make matching contributions for non-highly compensated participants in the form of Company stock of 18% of a participant's first 15% of pre-tax contributions. Matching contributions vest at the rate of 20% per year and are fully vested after five years of service. We made matching contributions for fiscal years 2006, 2005, and 2004 in the amount of approximately $515,000, $513,000, and $580,000, respectively.

I. Restructuring and Other Severance Related Costs

A summary of the restructuring charge and subsequent activity in the restructuring accrual account, which is included in other current and other non-current liabilities, is as follows:

(In thousands)	Workforce Reduction	Office Closure/ Consolidation	Total
Balance at			
January 3, 2004	$ —	$ 611	$ 611
Cash expenditures	—	(293)	(293)
Non-cash charges	—	—	—
Balance at			
January 1, 2005	$ —	$ 318	$ 318
Additional			
restructuring charge	1,656	2,258	3,914
Cash expenditures	(1,612)	(429)	(2,041)
Write-off of deferred			
leasehold costs	—	(578)	(578)
Non-cash charges	—	(61)	(61)
Balance at			
December 31, 2005	$ 44	$1,508	$ 1,552
Cash expenditures	(44)	(896)	(940)
Non-cash charges	—	(67)	(67)
Balance at			
December 30, 2006	$ 0	$ 545	$ 545

During 2005, the Company recorded restructuring and severance related charges of $3.9 million. Of these charges, $1.6 million related to workforce reductions and $2.3 million related to lease obligations and abandonment costs (net of sub-lease income) in locations where the Company has chosen to downsize or exit completely.

The Company believes the reserve is currently adequate. Negative sublease activity in the future, including any defaults of existing subleases or an inability to negotiate favorable early termination agreements could create the need for future adjustments to this reserve.

J. Goodwill

SFAS No. 142 prohibits companies from amortizing purchased goodwill and certain indefinite-lived intangible assets. Instead companies must test such assets for impairment at least annually.

At September 3, 2005, the Company evaluated goodwill pursuant to SFAS No. 142 and found indication of impairment of the goodwill related to the non-infrastructure solutions reporting unit. Accordingly, the Company completed the impairment testing during the third quarter and recognized an impairment charge of $7.1 million. During 2006, the Company again evaluated goodwill for indications of impairment and determined no indications of impairment existed.

K. Business Acquisitions

WireSpeed Networks, LLC - On January 6, 2005, the Company acquired the assets of WireSpeed Networks, LLC for $2.0 million in cash and 103,093 shares of common stock valued at $400,000. The common stock and $250,000 in cash were placed in escrow to be paid to the principals of WireSpeed over the next three years. In addition, the purchase agreement contains a maximum payout of an additional $2.8 million in earn-out consideration over four years, contingent upon the achievement of aggressive financial targets. No amounts were earned under the earn-out consideration in 2005 or 2006.

This transaction was accounted for using the purchase method in accordance with SFAS No. 141. Accordingly, the results of WireSpeed Networks LLC are included in the consolidated financial statements from the acquisition date. The Company has allocated approximately $200,000 of the purchase price to the tangible net assets of WireSpeed, $1.1 million to other intangible assets consisting entirely of customer relationships and $1.1 million to goodwill.

WireSpeed Networks LLC was a Cincinnati-based company specializing in IP telephony and wireless networking. WireSpeed's assets, employees and service offerings have been integrated into Analysts International's IP Telephony Infrastructure Solutions Group, extending and enhancing the Company's offerings in this rapidly growing area.

Redwood Solutions Corporation - On April 4, 2005, the Company acquired the assets of Redwood for $3.4 million in cash and 166,205 shares of common stock valued at $600,000. The common stock and $900,000 in cash were placed in escrow to be paid to the principals of Redwood over the next four years. In addition, the purchase agreement contains an earn-out clause over four years, contingent upon the achievement of aggressive financial targets. No amounts were earned under the earn-out consideration in 2005 or 2006.

This transaction was accounted for using the purchase method in accordance with SFAS No. 141. Accordingly, the results of Redwood Solutions are included in the consolidated financial statements from the acquisition date. The Company has allocated approximately $1.0 million of the purchase price to the tangible net assets of Redwood, $1.7 million to other intangible assets consisting entirely of customer relationships and $1.3 million to goodwill.

Redwood Solutions was an information technology services company based in Livonia, Michigan, specializing in integrating hardware and software solutions for data storage and retrieval systems. Redwood's assets, employees and service offerings have become part of Analysts International's Storage Infrastructure Solutions Group.

L. Subsequent Events

On February 14, 2007, Analysts International Corporation (the "Company") announced that Jeffrey P. Baker, its President and Chief Executive Officer, had tendered his resignation to the company's Board of Directors, effective immediately. On February 15, 2007, the Company's Board of Directors accepted Mr. Baker's resignation and appointed Michael J. LaVelle, to serve as the Company's Interim President and Chief Executive Officer. Following termination of his employment on May 14, 2007, 325,000 shares of unvested, restricted stock will become fully vested, and 500,000 shares of unvested stock options will be forfeited according to their original terms. These events are expected to result in the recording of equity-based compensation amounts of approximately $610,000 during the first quarter of 2007. In addition, six months following his termination of employment, deferred compensation amounts totaling $132,183 at December 30, 2006 and classified as non-current, will become due and payable to him.

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors
Analysts International Corporation
Minneapolis, Minnesota

We have audited the accompanying consolidated balance sheets of Analysts International Corporation and subsidiaries (the "Company") as of December 30, 2006 and December 31, 2005, and the related consolidated statements of operations, shareholders' equity, and cash flows for the years ended December 30, 2006, December 31, 2005 and January 1, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Analysts International Corporation and subsidiaries as of December 30, 2006 and December 31, 2005, and the results of their operations and their cash flows for the years ended December 30, 2006, December 31, 2005 and January 1, 2005, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note A to the consolidated financial statements, in 2006 the Company changed its method of accounting for stock-based compensation.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 30, 2006, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 15, 2007, expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Deloitte & Touche LLP

Deloitte & Touche LLP
Minneapolis, Minnesota
March 15, 2007

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors
Analysts International Corporation
Minneapolis, Minnesota

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Analysts International Corporation and subsidiaries (the "Company") maintained effective internal control over financial reporting as of December 30, 2006, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 30, 2006, is fairly stated, in all material respects, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 30, 2006, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and consolidated financial statement schedule as of and for the year ended December 30, 2006 of the Company and our reports dated March 15, 2007 expressed an unqualified opinion on those consolidated financial statements and consolidated financial statement schedule and included an explanatory paragraph relating to the change in accounting for stock-based compensation in 2006 described in Note A.

Deloitte & Touche LLP

Minneapolis, Minnesota
March 15, 2007

Report of Management

The consolidated financial statements of Analysts International Corporation published in this report were prepared by company management, which is responsible for their integrity and objectivity. The statements have been prepared in accordance with accounting principles generally accepted in the United States of America applying certain estimates and judgments as required. The financial information elsewhere in this report is consistent with the statements.

Analysts International maintains internal controls adequate to provide reasonable assurance its transactions are appropriately recorded and reported, its assets are protected and its established policies are followed. The control structure is enforced by written policies and procedures, internal audit activities and a qualified financial staff.

Our independent auditors, Deloitte & Touche LLP, provide an objective independent review by audit of Analysts International's consolidated financial statements and issuance of a report thereon.

The Audit Committee of the Board of Directors, comprised solely of outside directors, meets with the independent auditors and representatives from management to appraise the adequacy and effectiveness of the audit functions, internal controls and quality of our financial accounting and reporting.





Michael J. LaVelle
Interim President and Chief Executive Officer

March 15, 2007

David J. Steichen
Chief Financial Officer

March 15, 2007

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in *Internal Control - Integrated Framework,* our management concluded that our internal control over financial reporting was effective as of December 30, 2006. Our management's assessment of the effectiveness of our internal control over financial reporting as of December 30, 2006 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which is included herein.





Michael J. LaVelle
Interim President and Chief Executive Officer

March 15, 2007

David J. Steichen
Chief Financial Officer

March 15, 2007

Stock Data

Fiscal Year Ended December 30, 2006	Market Range High	Low	Close
Fourth Quarter	$2.26	$1.69	$1.87
Third Quarter	2.47	1.79	2.11
Second Quarter	2.87	1.99	2.00
First Quarter	3.00	2.37	2.79
Fiscal Year Ended December 31, 2005			
Fourth Quarter	$2.74	$2.24	$2.40
Third Quarter	4.00	2.56	2.65
Second Quarter	3.91	2.75	3.41
First Quarter	4.10	3.33	3.75

The Company's common shares are traded on The NASDAQ Stock Market® under the symbol ANLY. As of March 12, 2007, there were approximately 1,050 shareholders of record. The above table sets forth for the periods indicated the market prices for the Company's Common Stock as reported by NASDAQ.

The Company's current debt arrangement prohibits the payment of dividends. The Company currently has no intention of reinstating a dividend paying policy.

Sales of Unregistered Securities

On January 6, 2005, the Company acquired the assets of WireSpeed Networks, LLC. The Company issued 103,093 of its common stock, having an aggregate value of $400,000, to an escrow account. The shares will be distributed on a pro rata basis from the escrow account to the Principals of WireSpeed Networks, LLC over a three-year period. These shares were not registered under the Securities Act of 1933. The unregistered shares were issued in reliance upon Section 4(2) of the Securities Act of 1933, as amended, as a sale by the Company not involving a public offering. No underwriters were involved with such issuance of common stock.

On April 4, 2005, the Company acquired the assets of Redwood Solutions Corporation. The Company issued 166,205 of its common stock, having an aggregate value of $600,000, to an escrow account. The shares will be distributed on a pro rata basis from the escrow account to the Principals of Redwood Solutions Corporation over a four-year period. These shares were not registered under the Securities Act of 1933. The unregistered shares were issued in reliance upon Section 4(2) of the Securities Act of 1933, as amended, as a sale by the Company not involving a public offering. No underwriters were involved with such issuance of common stock.

Five Year Financial Summary

(In thousands except for per share amounts and number of personnel)	2006	2005	Fiscal Year 2004	2003	2002
Revenue:					
Professional services provided directly	$261,489	$263,121	$269,610	$266,175	$312,085
Professional services provided through subsuppliers	54,902	34,431	55,806	50,543	98,578
Product sales	30,596	24,746	16,196	15,181	15,497
Total revenue	346,987	322,298	341,612	331,899	426,160
Salaries, contracted services and direct charges	260,619	240,100	261,005	256,643	339,016
Cost of product sales	27,149	22,550	14,964	14,562	14,699
Selling, administrative and other operating costs	58,847	61,053	61,015	61,511	73,694
Amortization of goodwill and other intangible assets	1,053	982	774	773	785
Loss on sale of corporate headquarters [1]	—	—	—	—	1,860
Restructuring and other severance related costs [4]	(51)	3,914	—	—	—
Loss on Disposal [5]	—	1,825	—	—	—
Goodwill Impairment [6]	—	7,050	—	—	—
Merger Related Expenses	(327)	2,129	—	—	—
Non-operating income	20	50	39	79	122
Loss on investment	—	—	—	—	190
Interest expense	736	394	41	13	1,042
Loss on debt extinguishment [2] —	—	—	—	—	744
Income taxes (benefit) and minority interest	41	50	—	—	(1,106)
Net (loss) income before cumulative effect of change in accounting for goodwill	$ (1,060)	$ (17,699)	$ 3,852	$ (1,524)	$ (4,642)
Cumulative effect of change in accounting for goodwill [3]	—	—	—	—	16,389
Total assets	$ 96,231	$102,004	$105,677	$101,895	$106,744
Long-term liabilities	2,479	2,459	3,637	4,038	3,605
Shareholders' equity	$ 55,734	$ 56,312	$ 72,618	$ 68,663	$ 70,166
Per share data:					
Net (loss) income before cumulative effect of change in accounting for goodwill (basic)	(.04)	(.72)	.16	(.06)	(.19)
Net (loss) income before cumulative effect of change in accounting for goodwill (diluted)	(.04)	(.72)	.16	(.06)	(.19)
Cash dividends	.00	.00	.00	.00	.00
Shareholders' equity	2.26	2.29	3.00	2.84	2.90
Average common shares outstanding	24,645	24,495	24,212	24,201	24,198
Average common and common equivalent shares outstanding	24,645	24,495	24,398	24,201	24,198
Number of Personnel	2,984	3,095	3,015	3,000	3,075

(1) On May 15, 2002, we completed the sale of our Corporate headquarters building. The net proceeds of the sale were $16,380,000. The Company recorded a $1,860,000 loss on the sale. The Company remains a major tenant in the building.

(2) During 2002, we used an advance under our line of credit to pay the outstanding balance of senior notes ($19,100,000 including make-whole obligations). Repayment of the senior notes resulted in a loss on the early extinguishment of debt of $744,000 in 2002.

(3) In preparation for the adoption of FAS No. 141 and FAS No. 142, we evaluated our goodwill and intangible assets acquired prior to June 30, 2001, the effective date of FAS No. 141, using the criteria of FAS No. 141. This evaluation resulted in $1,080,000 of other intangibles (comprised entirely of assembled workforce intangibles) being subsumed into goodwill at January 1, 2002, and, based on impairment tests, we recognized a transitional impairment loss of $16,389,000 in the first quarter of 2002 to reduce the carrying value of goodwill.

(4) During 2005, the Company recorded restructuring and severance related charges of $3.9 million. Of these charges, $1.6 million related to workforce reductions and $2.3 million related to lease obligations and abandonment costs (net of sub-lease income) in locations where the Company has chosen to downsize or exit completely.

(5) During the third quarter of 2005, the Company recorded a loss on asset disposal of $1.8 million with respect to software development costs.

(6) At September 3, 2005, the Company evaluated goodwill pursuant to SFAS No. 142 and found indication of impairment of the goodwill related to the non-infrastructure solutions reporting unit. Accordingly, the Company completed the impairment testing during the third quarter and recognized an impairment charge of $7.1 million.

Quarterly Revenues and Income

The following table sets forth certain statements of operations data for each of the quarters indicated below, and in the opinion of management, contains all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation thereof.

	Quarter Ended (unaudited)				
(In thousands except for per share amounts)	April 1	July 1	September 30	December 30	Total
Fiscal 2006					
Total revenue	$86,841	$87,906	$85,480	$86,760	$346,987
Gross margin	15,201	14,683	14,697	14,637	59,218
(Loss) Income before income taxes	267	(250)	(512)	(524)	(1,019)
Income taxes (benefit)	13	8	10	10	41
Net (loss) income	254	(258)	(522)	(534)	(1,060)
Net (loss) income per share (basic and diluted)	.01	(.01)	(.02)	(.02)	(.04)

	Quarter Ended (unaudited)				
(In thousands except for per share amounts)	April 2	July 2	October 1	December 31	Total
Fiscal 2005					
Total revenue	$79,099	$79,104	$78,244	$85,851	$322,298
Gross margin	14,925	15,408	14,163	15,152	59,648
(Loss) income before income taxes	(706)	(2,375)	(15,584)	1,016	(17,649)
Income taxes (benefit)	—	—	—	50	50
Net (loss) income	(706)	(2,375)	(15,584)	966	(17,699)
Net (loss) income per share (basic and diluted)	(.03)	(.10)	(.63)	.04	(.72)

Corporate Information

Board of Directors

Inside Directors

Michael J. LaVelle
Chairman of the Board

Outside Directors

Brigid A. Bonner
Senior Vice President,
United Health Group

Willard W. Brittain
Chairman and
Chief Executive Officer,
Professional Resources
on Demand

Krzysztof K. Burhardt
Partner,
Clotho & Associates

Michael B. Esstman
General Partner,
Esstman Investments, Ltd.
and Retired Senior
Vice President,
GTE Corporation

Margaret A. Loftus
Principal,
Loftus Brown-Wescott, Inc.

Robb L. Prince
Retired Vice President
and Treasurer,
Jostens, Inc.

Founder

Frederick W. Lang
Founder of Analysts International

Officers

Michael J. LaVelle
Interim President
and Chief Executive Officer

David J. Steichen
Chief Financial Officer
and Treasurer

Colleen M. Davenport
Secretary and General Counsel

John D. Bamberger
Senior Vice President

David H. Jenkins
Chief Information Officer

Paulette M. Quist
Senior Vice President,
Business Development
and Strategy

Angelia M. Smith-Brekke
Senior Vice President, Staffing

Michael Souders
Senior Vice President, Solutions

10-K and Other Reports Available

A copy of the Company's 2006 Annual Report on Form 10-K and other reports, filed with the Securities and Exchange Commission, is available to security holders without charge upon request to the Treasurer at:

Analysts International Corporation
3601 West 76th Street
Minneapolis, Minnesota
55435-3000

or the Investor Relations page of the Company's web site

Stock Transfer Agent

Computershare Trust Company, N.A.
P.O. Box 43078
Providence, Rhode Island
02940-3078

Shareholder Inquiries:
800-254-5196
www.Computershare.com

Independent Auditors

Deloitte & Touche LLP
Minneapolis, Minnesota

World Wide Web Address

www.analysts.com

ANALYSTS
INTERNATIONAL®

Analysts International Corporation
3601 West 76th Street
Minneapolis, Minnesota 55435-3000

952-835-5900
www.analysts.com

END